

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 11, 2007

Dr. Erhard Schipporeit
Chief Financial Officer
E.ON AG
E.ON-Platz 1, D-40479
Düsseldorf, Germany

>   **RE: E.ON AG**
>   **Form 20-F for Fiscal Year Ended December 31, 2005**
>   **Filed March 9, 2006**
>   **File No. 001-14688**

Dear Dr. Schipporeit:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief